January 30, 2020

Via Email
Bruce Gray
Acting Deputy Minister of Finance
Province of Manitoba
Department of Finance
Room 109, Legislative Building
450 Broadway
Winnipeg, Manitoba, Canada
R3C 0V8

       Re:    Province of Manitoba
              Registration Statement under Schedule B
              Filed January 13, 2020
              File No. 333-235898

              Form 18-K for Fiscal Year Ended March 31, 2019, as amended Filed November 7, 2019 as amended December 16, 2019
              File No. 333-19538

Dear Mr. Gray:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

   1. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.
 Bruce Gray
Province of Manitoba
January 30, 2020
Page 2

Form 18-K/A for Fiscal Year Ended March 31, 2019

2. We note that the Province filed a fiscal and economic update on December 16, 2019 and included statements explaining an increase in revenue forecast and decrease in expense forecast. We further note the disclosure that this mid-year fiscal update does not present departmental results and that such information will be included in your next fiscal update.
       The Form 18-K/A is incorporated by reference into the registration statement, and thus, it is unclear such statements are fully supported. Please advise.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                            Sincerely,

                                                            /s/ Michael Coco

                                                            Division of
Corporation Finance
                                                            Office of
International Corporate
                                                            Finance


cc:    Robert E. Buckholz Jr., Esq.
       Sullivan & Cromwell